
15007491

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and
Employee Stock Ownership Plan for
Salaried and Non-Bargained Hourly Employees
Exact name of registrant
as specified in charter

0001159297
Registrant CIK Number

11-K
Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

1-31215
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 29, 2015.

MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan for Salaried
and Non-Bargained Hourly Employees
(Registrant)

By [signature]
Robert E. Birkenholz
Vice President and Treasurer
MeadWestvaco Corporation


SEC MAIL PROCESSING
RECEIVED
JUN - 1 2015
WASH, D.C.
201
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM______ TO______

COMMISSION FILE NUMBER 1-31215

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

**MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**MEADWESTVACO CORPORATION
501 South 5th Street
Richmond, Virginia 23219-0501
Telephone: 804-444-1000**

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees ("Plan"):

TABLE OF CONTENTS

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.



Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees ("the Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Assets Held at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.

In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Richmond, Virginia
May 29, 2015

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
Investments, at fair value:		
Interest in the MeadWestvaco Corporation Master Retirement Savings Trust	$789,509,311	$765,335,091
Receivables:		
Contributions:		
Participants	2,970,942	1,814,519
Employer	-	707,521
Promissory notes from participants	14,094,745	13,894,672
Total receivables	17,065,687	16,416,712
Net assets available for benefits	$806,574,998	$781,751,803

The accompanying notes are an integral part of these financial statements.

3

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2014
Additions:	
Contributions:	
Participants	$ 27,542,645
Employer	10,439,572
Interest in net earnings of MeadWestvaco Corporation Master Retirement Savings Trust	80,756,041
Interest income - promissory notes from participants	578,015
Total additions	119,316,273
Deductions:	
Withdrawals and distributions to participants	(96,151,639)
Total deductions	(96,151,639)
Net increase in plan assets during the period	23,164,634
Transfers in	1,658,561
Net assets available for benefits:	
Beginning of year	781,751,803
End of year	$806,574,998

The accompanying notes are an integral part of these financial statements.

(4)

Note 1 - Description of the Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan ("ESOP") for Salaried and Non-Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Vesting

Generally, all salaried and non-bargained hourly employees of the Company are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible salaried and non-bargained hourly employee can make monthly contributions to the Plan up to 50% of his or her salary in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant, or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,500 for 2014. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of salary that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account into which the employee had already deposited such funds.

Note 1 - Continued

Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes cash contributions at the rate of 100% of the first 3% of eligible compensation, plus 50% of the next 2% of eligible compensation, contributed by participants. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2014 plan year.

Investments and Account Balances

Plan participants may choose from among 25 funds in which to invest. The MeadWestvaco Corporation Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. Participants can immediately diversify all company matching contributions made to the MeadWestvaco Stock Fund.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.

Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Tax Reform Act of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal. Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Transfers in are due to employees moving to the Plan from the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees.

Promissory Notes from Participants

Participants who are current employees of the Company may obtain loans from the Plan for any reason. Loans are limited to the lesser of $50,000 minus the excess (if any) of (A) the highest outstanding balance of loans from the Plan made during the one-year period ending on the date on which the loan is made, over (B) the outstanding balance of loans from the Plan on the date the loan is made, or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. A participant's vested account in the Plan is the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Fees related to loan administration are charged directly to the participant's account and are included in administrative expenses. Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. For participants who previously participated in the Polytop Plan, loans are restricted to three outstanding loans until at least one loan is paid, after which they will be restricted to two outstanding loans. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value. Security transactions of the Master Trust are accounted for on the trade date. MeadWestvaco Corporation common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the respective fund as of the last business day of the year. Common/collective trust funds ("CCT") are stated at redemption value as determined by the trustees

Note 2 - Continued

of such funds based upon the underlying securities stated at fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals, and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of the security or investment, or deducted from the sales proceeds. All other administrative expenses are paid by the Company.

Note 3 - Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes the Plan and trust continue to be designed and operated in compliance with the requirements for income tax exemption under the IRC, and no income tax provision is required.

The Plan recognizes the tax benefits of certain tax positions only when the position is more likely than not to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of and during the year ended December 31, 2014, the Plan did not record any liabilities for uncertain tax positions. The Plan's prior three years are subject to examination by the IRS.

Note 4 - Investment in the Master Trust

The Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits. At December 31, 2014, the Plan's specific interest in the net assets of the Master Trust was 72.7% (72.5% at December 31, 2013). Net assets of the Master Trust at December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Common Stock - MeadWestvaco (December 31, 2014: 7,571,242 shares; December 31, 2013: 7,840,814 shares)	$ 336,087,432	$ 289,561,261
Mutual funds	334,635,212	390,130,402
Common/collective trusts	440,785,171	376,088,596
Total investments	1,111,507,815	1,055,780,259
Net receivables from pending transactions and expense accruals	(132,569)	(70,384)
Net investment in Master Trust	$1,111,375,246	$1,055,709,875

The net earnings of the Master Trust during the year ended December 31, 2014 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 19,749,041
Net appreciation:	
Common stock - MeadWestvaco	58,644,248
Mutual funds	17,814,459
Common/collective trusts	23,027,951
Net earnings of the Master Trust	$119,235,699

Note 5 - Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, transactions with these investments qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 566,091 shares of MeadWestvaco common stock by the Master Trust totaling $21,427,953, and sales of 769,048 shares totaling $30,873,143 during the year ended December 31, 2014.

Note 6 - Fair Value Measurement

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued using significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Short-term investments - Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1. Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund.

Note 6 - Continued

The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

Common Stocks - Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common stocks are classified within Level 1 of the valuation hierarchy.

Common /Collective Trusts ("CCTs") - The fair market value of all CCT interests have been determined using NAV for practical expedience purposes. The NAV is based on the fair value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for the defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Plan investment options. Participant-directed purchases and sales are at the NAV. At December 31, 2014 and 2013, 87.2% and 100% of the CCTs were invested in passive strategies; 64.3% and 65.3% in equities, 33.8% and 30.1% in fixed income, and; 1.9% and 4.6% in other investments, respectively.

Mutual Funds - Mutual funds are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at market, using the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange listed bid and ask prices. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund's position. The mutual funds held by the Master Trust are deemed to be actively traded.

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Note 6 - Continued

The following information is presented for the net assets of the Master Trust at December 31, 2014 and 2013, respectively:

Asset	December 31, 2014	Level 1 [1]	Level 2 [2]	Level 3 [3]
Mutual Funds and Common/ Collective Trusts:				
Lifestyle (a), (b)	$ 232,370,740	$ -	$232,370,740	$ -
Large-Cap Equity (a), (b)	273,666,422	183,430,855	90,235,567	-
International Equity (a), (b)	61,639,868	44,278,223	17,361,645	-
Small-Mid Cap (a), (b)	78,654,572	26,525,497	52,129,075	-
Intermediate-Term Fixed Income (a), (b)	85,167,653	17,602,599	67,565,054	-
Money Market (a), (b)	43,835,856	36,074,366	7,761,490	-
Common Stock:				
MeadWestvaco (c)	336,040,135	336,040,135	-	-
Total Investments at Fair Value	$1,111,375,246	$643,951,675	$467,423,571	$ -

(1) Quoted prices in active markets for identical assets.
(2) Quoted prices for similar assets and liabilities in active markets.
(3) Significant unobservable inputs.

(a) An open-ended mutual fund, a registered investment company, produces a daily NAV that is validated with a sufficient level of observable activity (i.e., purchases and sales at NAV) to support classification of the fair value measurement as Levels 1 and 2 in the fair value hierarchy. In this case, the NAV represents the exit value of the security at the measurement date.

(b) Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan's interests in the collective trust funds are valued based on the NAV provided by Northern Trust. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

(c) Equity Securities (common stock). Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Note 6 - Continued

Asset	December 31, 2013	Level 1 [1]	Level 2 [2]	Level 3 [3]
Mutual Funds and Common/ Collective Trusts:				
Lifestyle (a), (b)	$226,493,910	$ -	$226,493,910	$ -
Large-Cap Equity (a), (b)	252,902,010	173,719,076	79,182,934	-
International Equity (a), (b)	69,383,842	49,513,648	19,870,194	-
Small-Mid Cap (a), (b)	83,483,816	54,036,753	29,447,063	-
Intermediate-Term Fixed Income (a), (b)	88,862,443	75,332,718	13,529,725	-
Money Market (a), (b)	45,092,977	37,528,207	7,564,770	-
Common Stock:				
MeadWestvaco (c)	289,561,261	289,561,261	-	-
Total Investments at Fair Value	$1,055,780,259	$679,691,663	$376,088,596	$ -

(1) Quoted prices in active markets for identical assets.
(2) Quoted prices for similar assets and liabilities in active markets.
(3) Significant unobservable inputs.

(a) An open-ended mutual fund, a registered investment company, produces a daily NAV that is validated with a sufficient level of observable activity (i.e., purchases and sales at NAV) to support classification of the fair value measurement as Level 1 in the fair value hierarchy. In this case, the NAV represents the exit value of the security at the measurement date.

(b) Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan's interests in the collective trust funds are valued based on the NAV provided by Northern Trust. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

(c) Equity Securities (common stock). Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$806,574,998	$781,751,803
Less: Amounts allocated to withdrawing participants	(254,522)	(555,564)
Net assets available for benefits per Form 5500	$806,320,476	$781,196,239

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to the Form 5500:

	December 31, 2014
Benefits paid to participants per the financial statements	$96,151,639
Add: Amounts allocated to withdrawing participants at December 31, 2014	254,522
Less: Amounts allocated to withdrawing participants at December 31, 2013	(555,564)
Benefits paid to participants per Form 5500 [a]	$95,850,597

(a) - Includes deemed distributions of $6,864.

17

Note 8 - Subsequent Events

The Plan has evaluated its subsequent events through May 29, 2015, the date the financial statements were issued. Other than the items noted below, the Plan's Management is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Effective January 1, 2015 the Company discontinued cash contributions to the Plan.

On January 26, 2015, MeadWestvaco Corporation ("MWV") announced it has entered into a Business Combination Agreement (the "Combination Agreement") with Rock-Tenn Company to create a new company named WestRock Company.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayment terms of 1-15 years and interest rates of 4.25% - 9.25%.	-	$14,094,745

*Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

By 
Shannon M. Pope
Plan Administrator

Date: May 29, 2015

EXHIBIT INDEX

23.1 Consent of BDO Seidman. LLP.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-192342, No. 333-81636, No. 333-116862, and No. 333-147175, and No. 333-170664) of MeadWestvaco Corporation of our report dated May 29, 2015, relating to the statements of net assets available for benefits as of December 31, 2014 and 2013, and the statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees which appear in this Form 11-K.

BDO USA, LLP

Richmond, Virginia
May 29, 2015